Schedule A
to the
Investment Advisory Agreement
Dated September 6, 2024
by and between
EA Series Trust and
Empowered Funds, LLC

Fund	Fee
Alpha Architect US Equity ETF*	0.15%
Alpha Architect International Equity ETF	0.25%
Alpha Architect 1-3 Year Box ETF	0.1949%
Alpha Architect Intermediate-Term Treasury Bond ETF	0.1949%
Alpha Architect Long-Term Treasury Bond ETF	0.1949%
Alpha Architect Aggregate Bond ETF	0.1949%
Alpha Architect Inflation-Protected Securities ETF	0.1949%
Alpha Architect Real Estate ETF	0.1949%
*Effective May 1, 2026, the fee is reduced to 0.0945%.

IN WITNESS WHEREOF, the parties hereto have this Schedule A to be executed by their duly authorized officers as of April 17, 2026.

EMPOWERED FUNDS, LLC		EA SERIES TRUST, on behalf of each Fund listed on this Schedule A

By:	/s/ Sean Hegarty	By:	/s/ Michael D. Barolsky
Name:	Sean Hegarty	Name:	Michael D. Barolsky
Title:	Chief Operating Officer	Title:	Vice President and Secretary